BANCOLOMBIA ANNOUNCES THE CONSOLIDATED RESULTS OF FINANCIAL YEAR 2013

Medellín, Colombia, February 21, 2014.

Today, Bancolombia announced the consolidated results of its financial year 2013. The following information is included as an Exhibit to this Form 6-K:

•	Consolidated financial statements of Bancolombia and its subsidiaries as of and for the year ended December 31, 2013, prepared in accordance with generally accepted accounting principles in Colombia and the special regulations of the Colombian Superintendence of Finance applicable to banks; and

•	Report of PricewaterhouseCoopers Ltda., dated February 10, 2014, with respect to such consolidated financial statements.

These financial statements remain subject to the review by the Colombian Superintendence of Finance, and will be submitted to the Shareholders for their approval in their meeting to be held on March 17, 2014.

As indicated in their report, PricewaterhouseCoopers Ltda. has audited the attached consolidated financial statements. PricewaterhouseCoopers Ltda. has not been requested to, and has not, audited or performed a limited review, in accordance with Statement of Auditing Standards No. 100 or otherwise, with respect to any interim period in the year ended December 31, 2013.  PricewaterhouseCoopers Ltda. accordingly has not expressed an opinion or any other form of assurance with respect to financial information for any such interim period.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837